AMENDED AND RESTATED ELECTRONIC DISTRIBUTION AGREEMENT

Exhibit 10.11

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and St. Catharines Standard Group Inc.

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and Brantford Expositor Group Inc.

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and Flamborough Review Newspaper Inc.

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and Niagara Newspaper Group Inc.

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and Peninsula Newspaper Group Inc.

Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between Infomart Limited and Southern Ontario Community Newspaper Group Inc.